Exhibit 4.16

EQUITY TRANSFER AGREEMENT

Transferor: Sun Linmin

ID：[Redacted]

Transferee: Wenzhou Lilong Logistics Service Co., Ltd.

Univied Social Credit Code: [Redacted]

Legal representative: Weng Yixiong

After friendly negotiations, the transferor and the transferee have signed the following agreement regarding the transfer of their equity in Zhejiang Kangyuan Medical Technology Co., Ltd. to the transferee:

1. The transferor will transfer 18.00% equity of RMB32.4 million in Zhejiang Kangyuan Medical Technology Co., Ltd. to the transferee.

2. The price for this equity transfer is RMB32.4 million, and the delivery method for the transfer consideration is cash.

3. The benchmark date for this equity transfer is December 31, 2022.

4. This equity transfer involves the unpaid subscribed capital, which shall be paid in full and on time by the parties in accordance with the provisions of the articles of association.

5. After the transfer of equity, the transferor no longer enjoys the shareholder rights or assumes corresponding shareholder obligations of the transferred equity; the transferee must assume the obligations of shareholders while enjoying shareholder rights in accordance with this agreement.

6. This agreement shall come into effect from the date of signing.

Transferor: (signature) /s/ Sun Linmin

Transferee: (Seal) /s/ Wenzhou Lilong Logistics Service Co., Ltd.

Legal representative: (signature) /s/ Weng Yixiong

Date: January 18, 2023